April 19, 2023

VIA EDGAR

Victor Rivera Melendez

Division of Corporation Finance

Office of Real Estate and Construction

Re:	Aurora Fund I, LLC
Offering Statement on Form 1-A Filed February 22, 2023 File No. 024-12161 REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Mr. Melendez:

Aurora Fund I, LLC (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-12161), filed on February 22, 2023, so that it may become qualified before 4:00 p.m. Eastern Time on April 21, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,

Aurora Fund I, LLC

/s/ Brandon Jay Tobey
Brandon Jay Tobey
Manager